SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

US regulators approve Petrobras plans to bring first FPSO to the Gulf of Mexico

(Rio de Janeiro, December 11, 2006). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, its Conceptual Plan for the subsea development of Cascade and Chinook fields has received approval from the United States Minerals Management Service (MMS). It is the first approval at this level of a plan that includes the deployment of a Floating, Production, Storage and Offloading (FPSO) facility in the Gulf of Mexico. MMS is an agency of the United States Government that manages the natural gas, oil and other mineral resources on the outer continental shelf (OCS).

The application of new Petrobras technologies will allow a fast tracked, development approach, with start of oil production scheduled for 2009. Petrobras has an extensive experience in the use of FPSO since 1979, with fifteen units currently under operation offshore Brazil, and another nine under construction to be deployed in that area. The proposed solution has a proven track record of improving the capabilities of developing oil and gas reserves in deep and ultra deep water environments.

Petrobras has proposed the use of six technologies which are new to the US Gulf of Mexico including a disconnectable turret buoy allowing the FPSO to move offsite during hurricanes and severe weather, crude transportation via shuttle tanker, free-standing hybrid risers, subsea electric submersible pumps, torpedo pile vertical loaded anchors and polyester mooring systems.

The plan consists of the installation and operation of a FPSO vessel in approximately 8,200 feet of water. The plan provides for at least two subsea wells in Cascade and one subsea well in Chinook, each drilled to an approximate depth of 27,000 feet and to be tied back to the FPSO. Based on reservoir performance, the development plan could be expanded to include additional wells on each unit.

More detailed engineering studies will now be carried out, including the preparation of the Deepwater Operations Plan which will include all technical details demonstrating that these technologies will meet or exceed the current requirements for operations in the Gulf of Mexico.

PETROBRAS is the operator of the Cascade and Chinook Units owning 50% and 66.67% respectively. Devon Energy Corporation owns the remaining 50% of Cascade Unit and TOTAL E&P USA, Inc, a subsidiary of TOTAL SA, owns 33.33% of Chinook Unit.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.